

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2019

Vuong Trieu, Ph.D.
Chief Executive Officer
Mateon Therapeutics, Inc.
23937 Agoura Road, Suite 107
Agoura Hills, CA 91301

Re: Mateon Therapeutics, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 18, 2019
File No. 000-21990

Dear Dr. Trieu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed October 18, 2019

Background of the Corporate Actions, page 4

1. Please revise the Background section to explain the terms of your April 2019 merger with Oncotelic, Inc. and your August 2019 merger agreement with PointR Data, Inc. Discuss the relationship these mergers have to Corporate Action No. 3 and No. 4, particularly as it relates to your capitalization. In this regard, we note that your merger agreement with Oncotelic contains a covenant requiring you to submit the actions embodied in Corporate Action No. 3 and No. 4 to shareholders and that approval of either of these proposals would or could result in the automatic conversion of the preferred stock merger consideration into Oncotelic common stock. With respect to the PointR Data merger agreement, please disclose, if true, that you do not presently have sufficient common stock available for issuance under your charter to permit issuance of the common stock necessary to close all three tranches. Also, explain whether shareholders had, or will have, a separate opportunity to vote upon either of the two merger transactions.

2.   Revise to discuss the status of the May 14, 2019 action by written consent of stockholders and your April and June preliminary information statement filings, and explain their relationship to the current proxy statement.

Corporate Action No. 3: Approval of the Reverse Split
Principal Reasons for Reverse Split, page 8

3.   We note that the reverse split is intended to result in a higher per share trading price of your common stock and to help you meet the minimum trading price for up-listing to the NASDAQ Capital Market. Please expand your disclosure to disclose the risks associated with the reverse split, including, but not limited to, the possibility that the reverse split might not proportionately increase the trading price of your Common Stock, the total market value of your company might be lower following the reverse split, the trading market of your common stock could become less liquid, and the common stock might not meet the initial listing requirements for the NASDAQ Capital Market.

Effect of Reverse Split, page 8

4.   Your disclosure on page 9 indicates that you do not currently "intend" to issue fractional shares in connection with the Reverse Split and that the Board may elect to either (a) pay cash in lieu of fractional shares, or (b) round up to the next whole number. Please reconcile these disclosures with your proposed Amended and Restated charter (Exhibit A) which indicates that "no fractional share of Common Stock shall be issued as a result of the Reverse Stock Split" and that shareholders will be entitled to cash payment.

5.   Please expand your disclosure to discuss the potential negative effects to shareholders of the reverse split and the recapitalization, including anti-takeover effects. Refer to the Instruction 2 to Item 19 of Schedule 14A and Release No. 15230 (October 13, 1978).

Corporate Action No. 4: Approval of Recapitalization, page 11

6.   With reference to comment 1 above, revise the proxy statement to provide the disclosures required by Items 11 and 13(a) of Schedule 14A, including financial statements for Oncotelic, Inc. and PointR Data pursuant to rules 8-04 and 8-05 of Regulation S-X. For additional guidance, refer to Note A of Schedule 14A.

7.   Please revise your disclosure on page 11 to indicate whether you have current plans, agreements or arrangements, whether written or oral, to issue any of the newly authorized shares that would be available. In this regard, we note the Financing Transaction condition contained in the PointR Data merger agreement.

Corporate Action No. 5: Adoption of Amended and Restated Certificate of Incorporation , page 12

8. Your disclosure indicates that your Amended and Restated Certificate of Incorporation "includes" an exclusive forum provision. Please revise to clarify whether this exclusive forum provision is a new or amended charter provision. As applicable, expand your disclosure to explain the general effect of such an amendment to your shareholders pursuant to Item 19 of Schedule 14A. In addition, tell us, and revise, as applicable, to indicate whether any other charter provisions (other than those covered by Proposals 2 through 4) constitute new or amended charter provisions. Finally, please revise the description of Corporate Action No. 5 on your form of consent card to include the exclusive forum provision in the list of items adopted pursuant to the Amended and Restated Certificate of Incorporation.

9. Your disclosure indicates that the exclusive forum provision does not apply to actions arising out of a violation of the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. Please revise your Amended and Restated Certificate of Incorporation to include this same statement or, alternatively, confirm to us that you will include this statement in future Exchange Act reports.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 or Joseph McCann at 202-551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: James A. Mercer III, Esq.